EXHIBIT 99.2

Grand Slam Asset Management, LLC

2160 North Central Road, Suite 306

Fort Lee, NJ 07024

December 18, 2018

Transact Technologies Inc.

One Hamden Center

2319 Whitney Avenue

Suite 3B

Hamden, CT 06518

To:               The Board of Directors Transact Technologies Inc

RE:               Board composition

Dear Directors;

Grand Slam Asset Management, LLC (“Grand Slam”) has been an investor in Transact Technologies Inc. (“TACT”) since 2013 and currently is TACT’s largest shareholder controlling about 7% of the outstanding stock. During the time of Grand Slam’s investment, we have remained passively invested as TACT’s management team has built a dominant position in the casino and gaming printer markets, and introduced an exciting product offering in the restaurant solutions business. Grand Slam believes that the restaurant solutions offerings provide the largest opportunity in the Company’s history.

However, given recent events and the Company’s poor stock performance, we believe that TACT will benefit from Grand Slam taking a more active stance with regards to our investment in TACT. Consequently, with the sending of this letter Grand Slam is modifying our SEC ownership filing to indicate our intention to influence management. Below are two thoughts which we wish to respectfully submit for the consideration of the Board.

Grand Slam believes that TACT will benefit from an expansion to the board of directors by two industry veterans: one with major restaurant chain operating experience and one with software development and sales experience. As interested shareholders, we believe that the next 24 months are critical to developing a leading position in the restaurant solutions marketplace. While we are mindful that TACT is still a small public company, this increased expertise at the board level should help with the transition into a much larger company with significant recurring revenues. Should the Board request it, Grand Slam would be happy to supply a list of names for your consideration.

Finally, Grand Slam is dismayed that at a time when TACT’s prospects are so bright, the only “Wall Street Veteran” on the board has been a heavy seller of the stock. We also note that this director owns 87,266 shares which is less than 1.2% of TACT’s outstanding stock. Grand Slam would welcome a change ensuring that shareholders have an outside financial board member who is and has been heavily committed to TACT’s success from both an operating and stock performance perspective.

We would welcome an open dialogue with TACT and its board of directors to discuss this and any other topics that may arise.

Regards,

Mitchell Sacks	Erik Volfing
Chief Investment Officer	Co-Portfolio Manager
Grand Slam Asset Management, LLC	Grand Slam Asset Management, LLC